UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or
☐     TRANSITION REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to _______.
Commission file number 1-6402-1

THE SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)
SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

THE SCI 401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Administrative Committee
The SCI 401(k) Retirement Savings Plan
Houston, Texas
We have audited the accompanying Statements of Net Assets Available for Benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2007 and 2006 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ HARPER & PEARSON COMPANY, P.C.
Houston, Texas
June 27, 2008

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2007	2006
Investments:
Pooled separate accounts	$193,580,938	$154,050,854
SCI common stock	80,084,157	62,465,745
Interest bearing cash	4,057,780	1,629,047
Self-directed accounts	378,490	325,094
Participant loans	11,346,782	9,574,924

Total investments	289,448,147	228,045,664

Receivables:
Employer contribution receivable	0	499,198
Employee contribution receivable	0	655,724

Total receivables	0	1,154,922

Total assets	$289,448,147	$229,200,586

Liabilities:
Excess contributions payable	945,613	1,067,106

Net assets available for benefits	$288,502,534	$228,133,480

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2007
Additions to net assets attributed to:
Contributions:
Employer cash	$16,854,483
Participants	22,452,618
Rollovers from other qualified plans	19,861,941

Total contributions	59,169,042

Investment income:
Dividend and interest income	1,675,199
Net appreciation in the fair value of pooled separate accounts	8,601,876
Net appreciation in the fair value of SCI common stock	21,662,460
Realized gain on sale of SCI common stock.	1,019,895
Net depreciation in the fair value of self-directed accounts	(17,230)

Total investment income	32,942,200

Total additions	92,111,242

Deductions from net assets attributed to:
Distributions to participants	31,470,325
Administrative expenses	271,863

Total deductions	31,742,188

Net increase	60,369,054

Net assets available at the beginning of the period	228,133,480

Net assets available at the end of the period	$288,502,534

See notes to financial statements.

THE SCI 401(k) RETIRE MENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

1.	Plan Description
General
The following description of The SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.
The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International’s (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s assets are held by Massachusetts Mutual Life Insurance Company and participant accounts are maintained by MassMutual Retirement Services. Investors Bank & Trust Company and State Street Bank and Trust Company serve as the trustees for the SCI Common Stock Fund. Service Corporation International serves as Plan Administrator.
Contributions
Eligible employees can participate in the Plan after completing three months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility requirements, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Each individual’s participant contributions were limited to $15,500 in 2007. An additional catch-up contribution of $5,000 was allowed for employees aged 50 and over.
The Company contributes a matching amount up to 6% of the participant’s pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 135% of the employee’s eligible contribution. Additional amounts may be contributed at the Company’s discretion. There were no discretionary Company contributions for the year ended December 31, 2007.
Participant Accounts
Participant account balances are valued based upon the number of units of each investment fund owned by the participants. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and plan earnings or losses. Forfeited balances of terminated participants’ non-vested accounts are used to reduce administrative expenses and future Company contributions. Forfeited balances applied to reduce employer contributions amounted to $1,300,067 for the year ended December 31, 2007.

THE SCI 401(k) RETIRE MENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Vesting
Participants are fully vested in their deferred salary and rollover contributions. Participants are not vested in Company contributions until they complete three years of vesting service with the Company thus becoming 100% vested.
Participant Loans
Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, or longer if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant’s account and bear interest fixed at 1% above the prime rate at the date of inception. A participant may have no more than two loans outstanding at any one time.
Participant Distributions
The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may make withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant’s account. A participant whose account balance exceeds $5,000 may elect a deferred distribution until age 70 1/2.
Plan Termination
The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.
Subsequent Events
In January 2008, the account balances of the Alderwoods 401(k) Plan were transferred into the Plan as the result of a merger. A total of $37,122,297 was transferred to the Plan. All eligible participants of the Alderwoods 401(k) Plan are credited with years of service with the Alderwoods Group for vesting purposes under the Plan.
Effective January 1, 2008, the Company amended the Plan to change employer matching contribution as follows:

Participant's Total Service Years	Matching Percentage	Limit
0-5	75%	up to 6%
6-10	100%	up to 6%
11 or more	125%	up to 6%

2.	Summary of Accounting Policies
Principles of Reporting
The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.

THE SCI 401(k) RETIRE MENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements. As a result, actual results could differ from those estimates.
Investments
Investments are stated at fair value, which is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.
A self-directed investment account is allowed for each participant who directs an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year. State Street Global Markets is asset custodian for the self-directed investment accounts.
Net appreciation (depreciation) in the fair value of the pooled separate accounts consists of net realized and unrealized appreciation (depreciation). Each investment fund’s appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes fair value as a market-based measurement that should be determined based on the assumptions market participants would use in pricing an asset or liability. The Plan Administrator will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period.
The Plan’s investments in common stocks and pooled separate accounts are stated at fair value and based upon quoted market prices. Investments in the Company’s common stock are valued at fair value, also based on quoted market prices. SFAS 157 is effective as of the beginning of the Plan’s first fiscal year that begins after November 15, 2007. We do not expect SFAS 157 to have material effect on the Plan’s net assets available for benefits nor changes in net assets available for benefits.
Risks and Uncertainties
The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Administrative Expense
Administrative expenses represent record keeping fees paid to MassMutual. Legal and audit fees are paid by SCI.

THE SCI 401(k) RETIRE MENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

3.	Investments
Investments that comprised 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,	December 31,
	2007	2006
MassMutual Select Small Company Value Fund	$ *	$13,402,512
MassMutual Select Large Cap Value Fund	23,054,586	19,370,555
MassMutual Small Capital Growth Equity Fund.	20,216,786	15,325,550
MassMutual Select Overseas Fund	23,711,876	22,129,296
MassMutual Premier Capital Appreciation Fund	17,840,766	10,766,923
MassMutual Stable Income Fund	61,099,166	47,214,840
SCI Common Stock	80,084,157	62,465,745

*	Amount is less than 5% of net assets available for Plan benefits.

4.	Excess Contributions
Benefit distributions of $31,470,325 for the plan year ended December 31, 2007 include payments of $945,613 owed to certain active participants and SCI to return to them excess deferral and matching contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the plan’s statement of net assets available for benefits as excess contribution payable at December 31, 2007. The excess contributions were refunded to certain participants and the Plan Sponsor in March, 2008.

5.	Income Taxes
A determination letter was received June 30, 2004 from the Internal Revenue Service which declared that the Plan qualifies under Section 401(a) of the Internal Revenue Code as being exempt from income taxes. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.

6.	Party-in-Interest
The Plan invests in various funds offered by Massachusetts Mutual Life Insurance Company and State Street Bank and Trust Company. These investments are considered party-in-interest transactions because Mass Mutual and State Street serve as Trustees for the Plan. The Plan Administrator has approved of these investment options.

THE SCI 401(K) RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
December 31, 2007
EIN: 74-1488375 PIN: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issue,
	borrower, lessor or
	similar party	Description of investment	Cost	Current Value
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Small Company Value Fund	**	$10,788,317
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Large Cap Value Fund	**	23,054,586
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Small Cap Growth Equity Fund	**	20,216,786
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Overseas Fund	**	23,711,876
*	Massachusetts Mutual Life Insurance Co	MassMutual Premier Capital Appreciation Fund	**	17,840,766
*	Massachusetts Mutual Life Insurance Co	MassMutual Stable Income Fund	**	61,099,166
*	Massachusetts Mutual Life Insurance Co	MassMutual Total Return Fund	**	12,817,358
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2010 Fund	**	5,328,719
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2020 Fund	**	6,122,107
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2030 Fund	**	3,183,229
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2040 Fund	**	2,182,835
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement Income Fund	**	3,044,922
*	Massachusetts Mutual Life Insurance Co	MassMutural Select Indexed Equity Fund	**	4,132,140
*	Massachusetts Mutual Life Insurance Co	MassMutual Government Money Market	**	58,131
*	State Street Global Markets	Self-Directed Accounts	**	378,490
*	Service Corporation International	SCI Common Stock	**	80,084,157
*	State Street Bank & Trust Company	Interest Bearing Cash	**	4,057,780
*	Participant Loans	Loans with interest rates of 5.00% to 9.25%	-0-	11,346,782

				$289,448,147

*	Party-in-interest as defined by ERISA.

**	Cost omitted for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the SCI 401(k) Retirement Savings Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The SCI 401(k) Retirement Savings Plan
Date: June 27, 2008	By:	SCI Funeral and Cemetery Purchasing Cooperative, Inc.
	By:	/s/ Jan Riley

Vice President of SCI Funeral and Cemetery Purchasing Cooperative, Inc.